Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars)(unaudited)

As at	June 30, 2016	December 31, 2015

ASSETS
Current assets
Cash	$419	$247
Trade and other receivables	88,001	98,093
Financial derivatives	24,006	106,573
Assets held for sale (note 16)	14,005	—
	126,431	204,913
Non-current assets
Financial derivatives	878	4,417
Exploration and evaluation assets (note 4)	545,318	578,969
Oil and gas properties (note 5)	4,391,750	4,674,175
Other plant and equipment	24,903	26,024
	$5,089,280	$5,488,498

LIABILITIES
Current liabilities
Trade and other payables	$139,694	$267,838
Financial derivatives	11,813	—
	151,507	267,838
Non-current liabilities
Bank loan (note 6)	342,754	252,172
Long-term notes (note 7)	1,525,394	1,602,757
Asset retirement obligations (note 8)	336,393	296,002
Deferred income tax liability	536,593	655,255
Financial derivatives	12,769	—
	2,905,410	3,074,024

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 9)	4,299,969	4,296,831
Contributed surplus	9,810	4,575
Accumulated other comprehensive income	552,735	705,382
Deficit	(2,678,644)	(2,592,314)
	2,183,870	2,414,474
	$5,089,280	$5,488,498

Subsequent event (note 16)

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$195,733	$342,803	$349,331	$626,186
Royalties	(42,386)	(77,886)	(76,968)	(134,593)
	153,347	264,917	272,363	491,593

Expenses
Operating	55,275	82,080	124,955	169,835
Transportation	5,146	14,928	11,921	30,876
Blending	1,207	8,462	3,566	18,136
General and administrative	12,233	15,557	26,402	32,612
Exploration and evaluation (note 4)	1,896	2,195	3,359	4,546
Depletion and depreciation	121,940	161,476	263,611	335,603
Share-based compensation (note 10)	3,933	8,229	8,373	16,233
Financing and interest (note 13)	27,888	26,772	56,941	56,182
Financial derivatives loss (gain) (note 15)	56,748	1,667	42,245	(11,995)
Foreign exchange loss (gain) (note 14)	3,327	(13,975)	(84,016)	83,080
Disposition of oil and gas properties loss (gain)	—	(24)	22	1,830
Other (income)	(242)	(2,629)	(55)	(4,861)
	289,351	304,738	457,324	732,077
Net income (loss) before income taxes	(136,004)	(39,821)	(184,961)	(240,484)
Income tax (recovery) expense (note 12)
Current income tax (recovery) expense	(2,284)	(553)	(3,726)	16,382
Deferred income tax (recovery)	(46,783)	(12,313)	(94,905)	(53,995)
	(49,067)	(12,866)	(98,631)	(37,613)
Net income (loss) attributable to shareholders	$(86,937)	$(26,955)	$(86,330)	$(202,871)
Other comprehensive income (loss)
Foreign currency translation adjustment	6,062	(41,665)	(152,647)	199,253
Comprehensive income (loss)	$(80,875)	$(68,620)	$(238,977)	$(3,618)

Net income (loss) per common share (note 11)
Basic	$(0.41)	$(0.13)	$(0.41)	$(1.08)
Diluted	$(0.41)	$(0.13)	$(0.41)	$(1.08)

Weighted average common shares (note 11)
Basic	210,749	205,896	210,687	187,106
Diluted	210,749	205,896	210,687	187,106

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2014	$3,580,825	$31,067	$199,575	$(1,304,690)	2,506,777
Dividends to shareholders	—	—	—	(112,423)	(112,423)
Vesting of share awards	15,392	(15,392)	—	—	—
Share-based compensation	—	16,233	—	—	16,233
Issued for cash	632,494	—	—	—	632,494
Issuance costs, net of tax	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan	25,463	—	—	—	25,463
Comprehensive income (loss) for the period	—	—	199,253	(202,871)	(3,618)
Balance at June 30, 2015	$4,234,873	$31,908	$398,828	$(1,619,984)	3,045,625
Balance at December 31, 2015	4,296,831	4,575	705,382	(2,592,314)	2,414,474
Vesting of share awards	3,138	(3,138)	—	—	—
Share-based compensation	—	8,373	—	—	8,373
Comprehensive income (loss) for the period	—	—	(152,647)	(86,330)	(238,977)
Balance at June 30, 2016	$4,299,969	$9,810	$552,735	$(2,678,644)	2,183,870

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(86,937)	$(26,955)	$(86,330)	$(202,871)
Adjustments for:
Share-based compensation (note 10)	3,933	8,229	8,373	16,233
Unrealized foreign exchange loss (gain) (note 14)	3,549	(18,349)	(83,252)	82,967
Exploration and evaluation (note 4)	1,896	2,195	3,359	4,546
Depletion and depreciation	121,940	161,476	263,611	335,603
Non-cash financing and interest (note 13)	3,099	2,052	5,341	4,046
Unrealized financial derivatives loss (note 15)	80,564	41,739	110,687	129,911
Disposition of oil and gas properties loss (gain)	—	(24)	22	1,830
Deferred income tax (recovery)	(46,783)	(12,313)	(94,905)	(53,995)
Change in non-cash working capital	(25,592)	(17,042)	(5,183)	15,084
Asset retirement obligations settled (note 8)	(708)	(3,160)	(2,409)	(7,606)
	54,961	137,848	119,314	325,748

Financing activities
Payment of dividends	—	(43,136)	—	(83,151)
Increase (decrease) in bank loan	53,864	(581,653)	104,607	(482,582)
Tenders of long-term notes	—	—	—	(10,372)
Issuance of common shares, net of issuance costs	—	606,095	—	606,095
	53,864	(18,694)	104,607	29,990

Investing activities
Additions to exploration and evaluation assets (note 4)	(1,508)	(1,655)	(2,573)	(3,698)
Additions to oil and gas properties (note 5)	(33,982)	(104,355)	(114,602)	(249,741)
Property acquisitions, net of divestitures	37	(1,170)	46	(2,720)
Current income tax paid on dispositions	—	—	—	(8,181)
Additions to other plant and equipment, net of disposals	(52)	336	(374)	4,706
Change in non-cash working capital	(73,083)	(16,848)	(104,318)	(97,807)
	(108,588)	(123,692)	(221,821)	(357,441)
Impact of foreign currency translation on cash balances	(270)	(150)	(1,928)	835
Change in cash	(33)	(4,688)	172	(868)
Cash, beginning of period	452	4,962	247	1,142
Cash, end of period	$419	$274	$419	$274

Supplementary information
Interest paid	$30,222	$28,760	$51,876	$50,350
Income taxes paid	$—	$—	$5,138	$8,181

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016 and 2015
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2015 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2015. The Company's accounting policies are unchanged compared to December 31, 2015. The use of estimates and judgments is also consistent with the December 31, 2015 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 27, 2016.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the USA.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$75,696	$174,852	$120,037	$167,951	$—	$—	$195,733	$342,803
Royalties	(7,920)	(28,258)	(34,466)	(49,628)	—	—	(42,386)	(77,886)
	67,776	146,594	85,571	118,323	—	—	153,347	264,917

Expenses
Operating	31,280	55,341	23,995	26,739	—	—	55,275	82,080
Transportation	5,146	14,928	—	—	—	—	5,146	14,928
Blending	1,207	8,462	—	—	—	—	1,207	8,462
General and administrative	—	—	—	—	12,233	15,557	12,233	15,557
Exploration and evaluation	1,896	2,195	—	—	—	—	1,896	2,195
Depletion and depreciation	46,843	67,711	74,470	92,820	627	945	121,940	161,476
Share-based compensation	—	—	—	—	3,933	8,229	3,933	8,229
Financing and interest	—	—	—	—	27,888	26,772	27,888	26,772
Financial derivatives loss	—	—	—	—	56,748	1,667	56,748	1,667
Foreign exchange loss (gain)	—	—	—	—	3,327	(13,975)	3,327	(13,975)
Disposition of oil and gas properties loss (gain)	—	—	—	(24)	—	—	—	(24)
Other (income)	—	—	—	—	(242)	(2,629)	(242)	(2,629)
	86,372	148,637	98,465	119,535	104,514	36,566	289,351	304,738
Net income (loss) before income taxes	(18,596)	(2,043)	(12,894)	(1,212)	(104,514)	(36,566)	(136,004)	(39,821)
Income tax (recovery) expense
Current income tax (recovery) expense	(1,958)	(2,410)	—	1,857	(326)	—	(2,284)	(553)
Deferred income tax (recovery) expense	(3,814)	28,676	(16,928)	(18,261)	(26,041)	(22,728)	(46,783)	(12,313)
	(5,772)	26,266	(16,928)	(16,404)	(26,367)	(22,728)	(49,067)	(12,866)
Net income (loss)	$(12,824)	$(28,309)	$4,034	$15,192	$(78,147)	$(13,838)	$(86,937)	$(26,955)

Total oil and natural gas capital expenditures (1)	$2,710	$9,100	$32,743	$98,080	$—	$—	$35,453	$107,180
(1) Includes acquisitions and divestitures.

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$120,844	$307,264	$228,487	$318,922	$—	$—	$349,331	$626,186
Royalties	(11,755)	(41,677)	(65,213)	(92,916)	—	—	(76,968)	(134,593)
	109,089	265,587	163,274	226,006	—	—	272,363	491,593

Expenses
Operating	65,925	115,915	59,030	53,920	—	—	124,955	169,835
Transportation	11,921	30,876	—	—	—	—	11,921	30,876
Blending	3,566	18,136	—	—	—	—	3,566	18,136
General and administrative	—	—	—	—	26,402	32,612	26,402	32,612
Exploration and evaluation	3,359	4,546	—	—	—	—	3,359	4,546
Depletion and depreciation	101,628	142,828	160,609	191,204	1,374	1,571	263,611	335,603
Share-based compensation	—	—	—	—	8,373	16,233	8,373	16,233
Financing and interest	—	—	—	—	56,941	56,182	56,941	56,182
Financial derivatives loss (gain)	—	—	—	—	42,245	(11,995)	42,245	(11,995)
Foreign exchange (gain) loss	—	—	—	—	(84,016)	83,080	(84,016)	83,080
Disposition of oil and gas properties loss (gain)	—	2,074	—	(244)	22	—	22	1,830
Other (income)	—	—	—	—	(55)	(4,861)	(55)	(4,861)
	186,399	314,375	219,639	244,880	51,286	172,822	457,324	732,077
Net income (loss) before income taxes	(77,310)	(48,788)	(56,365)	(18,874)	(51,286)	(172,822)	(184,961)	(240,484)
Income tax (recovery) expense
Current income tax (recovery) expense	(3,400)	14,525	—	1,857	(326)	—	(3,726)	16,382
Deferred income tax (recovery) expense	(18,548)	(96,799)	(45,328)	(18,261)	(31,029)	61,065	(94,905)	(53,995)
	(21,948)	(82,274)	(45,328)	(16,404)	(31,355)	61,065	(98,631)	(37,613)
Net income (loss)	$(55,362)	$33,486	$(11,037)	$(2,470)	$(19,931)	$(233,887)	$(86,330)	$(202,871)

Total oil and natural gas capital expenditures (1)	$7,559	$31,783	$109,570	$224,376	$—	$—	$117,129	$256,159
(1) Includes acquisitions and divestitures.

As at	June 30, 2016	December 31, 2015
Canadian assets	$1,987,665	$2,059,903
U.S. assets	3,064,685	3,304,647
Corporate assets	36,930	123,948
Total consolidated assets	$5,089,280	$5,488,498

4.	EXPLORATION AND EVALUATION ASSETS

	June 30, 2016	December 31, 2015
Balance, beginning of period	$578,969	$542,040
Capital expenditures	2,573	5,642
Property acquisitions, net of divestitures	(65)	1,813
Exploration and evaluation expense	(3,359)	(8,775)
Transfer to oil and gas properties	(2,871)	(38,062)
Divestitures	—	(1,588)
Assets held for sale (note 16)	(2,338)	—
Foreign currency translation	(27,591)	77,899
Balance, end of period	$545,318	$578,969

5.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2014	$6,431,760	$(1,447,844)	$4,983,916
Capital expenditures	515,397	—	515,397
Property acquisitions	551	—	551
Transferred from exploration and evaluation assets	38,062	—	38,062
Change in asset retirement obligations	10,722	—	10,722
Divestitures	(20,096)	19,449	(647)
Impairment	—	(755,613)	(755,613)
Foreign currency translation	607,885	(68,509)	539,376
Depletion	—	(657,589)	(657,589)
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	114,602	—	114,602
Property acquisitions, net of divestitures	(3)	—	(3)
Transferred from exploration and evaluation assets	2,871	—	2,871
Change in asset retirement obligations	41,885	—	41,885
Assets held for sale (note 16)	(15,055)	3,388	(11,667)
Foreign currency translation	(210,121)	42,130	(167,991)
Depletion	—	(262,122)	(262,122)
Balance, June 30, 2016	$7,518,460	$(3,126,710)	$4,391,750

6.	BANK LOAN

	June 30, 2016	December 31, 2015
Bank loan - U.S. dollar denominated	$347,083	$237,861
Bank loan - Canadian dollar denominated	—	18,888
Bank loan - principal	347,083	256,749
Unamortized debt issuance costs	(4,329)	(4,577)
Bank loan	$342,754	$252,172

On March 31, 2016, Baytex amended the credit facilities with its banking syndicate to grant the banking syndicate first priority security over its assets. The amended revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from paying dividends to shareholders or taking on further debt.

At June 30, 2016, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and our compliance therewith as at June 30, 2016.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at June 30, 2016	June 30, 2016 to June 30, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.86:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.05:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at June 30, 2016, our Senior Secured Debt totaled $359 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration expenses, unrealized gains and losses on financial derivatives and foreign exchange and stock based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended June 30, 2016 was $417 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended June 30, 2016 were $103 million.

7.	LONG-TERM NOTES

	June 30, 2016	December 31, 2015
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,326	$8,858
6.75% notes (US$150,000 – principal) due February 17, 2021	195,135	207,600
5.125% notes (US$400,000 – principal) due June 1, 2021	520,360	553,600
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	520,360	553,600
Total long-term notes - principal	1,544,181	1,623,658
Unamortized debt issuance costs	(18,787)	(20,901)
Total long-term notes - net of unamortized debt issuance costs	$1,525,394	$1,602,757

8.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2016	December 31, 2015
Balance, beginning of period	$296,002	$286,032
Liabilities incurred	2,915	4,964
Liabilities settled	(2,409)	(10,888)
Liabilities acquired	—	593
Liabilities divested	(350)	(10,578)
Accretion	3,230	6,262
Change in estimate(1)	(1,617)	33,266
Changes in discount rates and inflation rates	40,936	(17,523)
Foreign currency translation	(2,314)	3,874
Balance, end of period	$336,393	$296,002

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

9.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2016, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	1,092	41,836
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	132	3,138
Balance, June 30, 2016	210,715	$4,299,969

10.	SHARE AWARD INCENTIVE PLAN
The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.8% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents) multiplied by a payout multiplier. Both awards are expensed over the vesting period.

The Company recorded compensation expense related to the share awards of $3.9 million for the three months ended June 30, 2016 ($8.2 million for the three months ended June 30, 2015) and $8.4 million for the six months ended June 30, 2016 ($16.2 million for the six months ended June 30, 2015).

The weighted average fair value of share awards granted during the six months ended June 30, 2016 was $2.75 per restricted and performance award (for the six months ended June 30, 2015, $17.11 per restricted and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2014	747	615	1,362
Granted	615	503	1,118
Vested and converted to common shares	(432)	(382)	(814)
Forfeited	(201)	(123)	(324)
Balance, December 31, 2015	729	613	1,342
Granted	1,259	1,371	2,630
Vested and converted to common shares	(62)	(30)	(92)
Forfeited	(20)	(28)	(48)
Balance, June 30, 2016	1,906	1,926	3,832
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

11.	NET INCOME (LOSS) PER SHARE

	Three Months Ended June 30
	2016			2015
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(86,937)	210,749	$(0.41)	$(26,955)	205,896	$(0.13)
Dilutive effect of share awards	—	—	—	—	—	—
Net income (loss) - diluted	$(86,937)	210,749	$(0.41)	$(26,955)	205,896	$(0.13)

	Six Months Ended June 30
	2016			2015
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(86,330)	210,687	$(0.41)	$(202,871)	187,106	$(1.08)
Dilutive effect of share awards	—	—	—	—	—	—
Net income (loss) - diluted	$(86,330)	210,687	$(0.41)	$(202,871)	187,106	$(1.08)

For the three months ended June 30, 2016, 3.8 million share awards were anti-dilutive (June 30, 2015 - 3.9 million share awards). For the six months ended June 30, 2016, 3.8 million share awards were anti-dilutive (June 30, 2015 - 1.1 million share awards).

12.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2016	2015
Net income (loss) before income taxes	$(184,961)	$(240,484)
Expected income taxes at the statutory rate of 27.00% (2015 - 25.47%)(1)	(49,939)	(63,079)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	2,195	4,258
Non-taxable portion of foreign exchange (gain) loss	(10,655)	10,877
Effect of change in income tax rates	—	10,984
Effect of rate adjustments for foreign jurisdictions	(28,624)	(23,296)
Effect of change in deferred tax benefit not recognized(2)	(10,655)	22,620
Other	(953)	23
Income tax (recovery)	$(98,631)	$(37,613)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $109 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($149 million as at December 31, 2015).

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. These reassessments follow the previously disclosed letter from the CRA received by Baytex in November 2014 proposing to issue such reassessments.
Baytex remains confident that the tax filings of the affected entities are correct and will file a notice of objection for each notice of reassessment received. These notices of objection will be reviewed by the Appeals Division of CRA; a process that Baytex estimates could take up to two years. If the Appeals Division upholds the notices of reassessment Baytex has the right to appeal to the Tax Court of Canada; a process that Baytex estimates could take a further two years. Should Baytex be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that Baytex estimates could take another two years and potentially longer. The reassessments do not require Baytex to pay any amounts in order to participate in the appeals process.
By way of background, Baytex acquired all of the interests in several privately held commercial trusts in 2010 with accumulated non-capital losses of $591 million (the “Losses”). The Losses were subsequently used to reduce the taxable income of those trusts. The reassessments disallow the deduction of the Losses under the general anti-avoidance rule of the Income Tax Act (Canada). If, after exhausting available appeals, the deduction of Losses continues to be disallowed, Baytex would owe cash taxes for the years 2012 through 2015 and an additional amount for late payment interest. The amount of cash taxes owing and the late payment interest are dependent upon the amount of unused tax shelter available to offset the reassessed income, including tax shelter from future years available for “carry back” to the years 2012 through 2015.

13.	FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Interest on bank loan	$2,690	$3,345	$6,301	$8,763
Interest on long-term notes	22,099	21,375	45,299	43,373
Non-cash financing	1,531	504	2,111	880
Accretion on asset retirement obligations	1,568	1,548	3,230	3,166
Financing and interest	$27,888	$26,772	$56,941	$56,182

14.	FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Unrealized foreign exchange loss (gain)	$3,549	$(18,349)	$(83,252)	$82,967
Realized foreign exchange (gain) loss	(222)	4,374	(764)	113
Foreign exchange loss (gain)	$3,327	$(13,975)	$(84,016)	$83,080

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
U.S. dollar denominated	US$58,422	US$124,218	US$1,293,729	US$1,240,308

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July 2016 to December 2016	5,000 bbl/d	US$63.79	WTI
Producer 3-way option(2)	July 2016 to December 2016	10,000 bbl/d	US$59.85/US$49.75/US$39.75	WTI
Producer 3-way option(2)	January 2017 to December 2017	10,000 bbl/d	US$58.53/US$45.90/US$36.00	WTI
Basis swap	July 2016 to September 2016	500 bbl/d	WTI less US$12.30	WCS
Basis swap	July 2016 to December 2016	4,500 bbl/d	WTI less US$13.27	WCS
Basis swap	October 2016 to December 2016	500 bbl/d	WTI less US$13.45	WCS
Basis swap	January 2017 to December 2017	1,500 bbl/d	WTI less US$13.42	WCS
Sold call option(3)	October 2016 to December 2016	1,000 bbl/d	US$52.05	WTI
Sold call option(3)(4)	January 2017 to December 2017	5,000 bbl/d	US$53.67	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a $60/$50/$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives WTI when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

(4)	The Company restructured the sold call options subsequent to June 30, 2016. At June 30, 2016 the price was US$49.57/bbl.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	July 2016 to December 2016	15,000 mmBtu/d	US$2.98	NYMEX
Fixed - Sell	January 2017 to December 2017	17,500 mmBtu/d	US$2.83	NYMEX
Fixed - Sell	January 2018 to December 2018	7,500 mmBtu/d	US$3.00	NYMEX
Fixed - Sell	July 2016 to December 2016	32,500 GJ/d	$2.39	AECO
Fixed - Sell	January 2017 to December 2017	12,500 GJ/d	$2.65	AECO
Fixed - Sell	January 2018 to December 2018	5,000 GJ/d	$2.67	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Realized financial derivatives (gain)	$(23,816)	$(40,072)	$(68,442)	$(141,906)
Unrealized financial derivatives loss - commodity	80,564	45,158	110,687	135,191
Unrealized financial derivatives (gain) - redemption feature on long-term notes	—	(3,419)	—	(5,280)
Financial derivatives loss (gain)	$56,748	$1,667	$42,245	$(11,995)

Physical Delivery Contracts

As at June 30, 2016, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	July 2016 to December 2016	2,000 bbl/d	WTI less US$13.68

(1)	Based on the weighted average price/unit for the remainder of the contract.

As at June 30, 2016, Baytex had committed at fixed price to deliver the volumes of raw bitumen as noted below to market on rail:

	Period	Term volume
Raw bitumen	July 2016 to December 2016	7,400 bbl/d
Raw bitumen	January 2017 to December 2017	5,000 bbl/d

16. SUBSEQUENT EVENT
On July 27, 2016, Baytex disposed of its operated interest in certain Eagle Ford properties, which consisted of oil and gas properties and exploration and evaluations assets, for approximately $55 million. At June 30, 2016, $2.3 million of exploration and evaluation assets and $11.7 million of oil and gas properties relating to the disposition were reclassified to assets held for sale.